UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

23323G106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

CUSIP No. 23323G106

1.	Names of Reporting Persons. Select Contrarian Value Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 733,383
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 733,383
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 733,383
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 23323G106

1.	Names of Reporting Persons. Kaizen Fundamental Value Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,344
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,344
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,344
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 23323G106

1.	Names of Reporting Persons. Trans Continental US Equity Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,074
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,074
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,074
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 23323G106

1.	Names of Reporting Persons. Kaizen Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 733,383
	6.	Shared Voting Power 36,418
	7.	Sole Dispositive Power 733,383
	8.	Shared Dispositive Power 36,418
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 769,801
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No. 23323G106

1.	Names of Reporting Persons. Kaizen Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 733,383
	6.	Shared Voting Power 36,418
	7.	Sole Dispositive Power 733,383
	8.	Shared Dispositive Power 36,418
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 769,801
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23323G106

1.	Names of Reporting Persons. David W. Berry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 765,983
	6.	Shared Voting Power 36,418
	7.	Sole Dispositive Power 765,983
	8.	Shared Dispositive Power 36,418
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 802,401
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

DGSE COMPANIES, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

15850 Dallas Parkway, Suite 140, Dallas, Texas 75248

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Select Contrarian Value Partners, L.P. (“Select Contrarian”), Kaizen Fundamental Value Fund (“Kaizen Fundamental”), Trans Continental US Equity Fund (“Trans Continental”), Kaizen Management, L.P. (“Kaizen Management”), Kaizen Capital, L.L.C. (“Kaizen Capital”) and David W. Berry. Select Contrarian, Kaizen Fundamental, Trans Continental and a family limited partnership are the record and direct beneficial owners of the securities covered by this statement. Kaizen Management is the general partner of Select Contrarian, and acts as the investment adviser to Select Contrarian, Kaizen Fundamental and Trans Continental, and may be deemed to indirectly beneficially own securities owned or held by Select Contrarian, Kaizen Fundamental and Trans Continental. Kaizen Capital is the general partner of, and may be deemed to indirectly beneficially own securities owned or held by, Kaizen Management. Mr. Berry is the manager of, and may be deemed to indirectly beneficially own securities owned or held by, Kaizen Capital. Mr. Berry is the president of the general partner of, and may be deemed to beneficially own securities owned or held by, the family limited partnership. Select Contrarian, Kaizen Fundamental, Trans Continental, Kaizen Management, Kaizen Capital and Mr. Berry are collectively defined as the “Reporting Persons.”

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 4200 Montrose Blvd., Suite 400, Houston, Texas 77006.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

23323G106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the Reporting Person(s).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

SELECT CONTRARIAN VALUE PARTNERS, L.P.

By:	Kaizen Management, L.P.
Title:	General Partner

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager

KAIZEN FUNDAMENTAL VALUE FUND

By:	Kaizen Management, L.P.
Title:	Investment Adviser

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager

TRANS CONTINENTAL US EQUITY FUND

By:	Kaizen Management, L.P.
Title:	Investment Adviser

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager

KAIZEN MANAGEMENT, L.P.

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager

KAIZEN CAPITAL, L.L.C.

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager

DAVID W. BERRY

By:	/s/ David W. Berry
Name:	David W. Berry

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.2 to the Schedule 13G relating to the common stock of the Issuer filed February 14, 2013, by the Reporting Person(s) with the Securities and Exchange Commission)